

May 26, 2010

Ms. Patricia Cohen
Chief Executive Officer
Blue Earth Solutions, Inc.
13511 Granville Ave.
Clermont, FL 34711

   Re: **Blue Earth Solutions, Inc.**
       Form 8-K/A
       Filed May 19, 2010
       Form 8-K
       Filed May 19, 2010
       Response Letter Dated May 19, 2010
       File No. 333-140438

Dear Ms. Cohen:

   We have completed our review of your Form 8-K/A and related filings and have no further comments at this time.

         Sincerely,

         Mark C. Shannon
         Branch Chief